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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
Mail Processing
Section

FEB 28 2012

Washington DC
123

SEC FILE NUMBER
8- *8088*

18435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2100 LaSalle Plaza, 800 LaSalle Ave.
(No. and Street)

Minneapolis   MN   55402
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Schierman   612.492.8881
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd. N., Suite 200   St. Paul   MN   55042
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael Schierman_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Feltl and Company, Inc._ , as of _December 31_ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2011 and 2010

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2011 and 2010

Feltl and Company, Inc.

Financial Statements and Additional Information
Years Ended December 31, 2011 and 2010

Table of Contents

WIPFLi.

Independent Auditor's Report

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2011 and 2010, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the schedule on page 17 required by Rule 17a-5 under the Securities Exchange act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. in our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

February 23, 2012
St. Paul, Minnesota

Feltl and Company, Inc.

Balance Sheets
December 31, 2011 and 2010

Assets		2011		2010
Assets:				
Cash and cash equivalents	$	3,945,648	$	6,463,363
Broker loans receivable		998,872		1,158,193
Securities owned, at market		6,695,737		3,860,337
Receivables from brokers, dealers, and others		450,270		675,147
Fixed assets, at cost (net of accumulated depreciation of $550,215 and $434,347 in 2011 and 2010, respectively)		673,232		487,052
Prepaid expenses and other assets		156,157		64,930
TOTAL ASSETS	$	12,919,916	$	12,709,022

Liabilities and Stockholders' Equity				
Liabilities:				
Accrued employee compensation and benefits	$	565,512	$	775,462
Amount due clearing firm, secured by securities owned		613,487		44,697
Accounts payable		83,511		77,810
Securities sold, not yet purchased, at market		6,768		42,032
Accrued expenses and other liabilities		1,131,809		810,120
Total liabilities		2,401,087		1,750,121
Stockholders' equity:				
Common stock of $1.00 par value				
Authorized - 1,000 shares				
Issued and outstanding - 528 shares		528		528
Additional paid-in capital		2,363,177		2,363,177
Retained earnings		8,155,124		8,595,196
Total stockholders' equity		10,518,829		10,958,901
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,919,916	$	12,709,022

See accompanying notes to financial statements.

2

Feltl and Company, Inc.

Statements of Income
Years Ended December 31, 2011 and 2010

		2011		2010
Revenue:				
Commissions	$	13,869,463	$	13,786,425
Investment banking fees		1,101,070		912,961
Firm trading profit (loss)		(5,944)		369,351
Interest		306,191		274,118
Corporate finance fees		299,200		1,381,730
Other income		1,100,288		712,932
Total gross revenues		16,670,268		17,437,517
Interest expense		3,895		2,704
Net revenues		16,666,373		17,434,813
Noninterest expenses:				
Employee compensation and benefits		13,080,013		12,598,641
Communication		792,905		771,503
Occupancy		1,088,680		1,222,190
Legal and professional fees		129,429		40,216
Trade processing		389,642		579,509
Other expenses		843,555		572,311
Total noninterest expenses		16,324,224		15,784,370
Net income	$	342,149	$	1,650,443

Feltl and Company, Inc.

Statements of Stockholders' Equity
Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2010	528 $	528 $	2,363,177 $	6,944,753 $	9,308,458
Net income	-	-	-	1,650,443	1,650,443
Balances at December 31, 2010	528	528	2,363,177	8,595,196	10,958,901
Net income	-	-	-	342,149	342,149
Distributions to stockholders	-	-	-	(782,221)	(782,221)
Balances at December 31, 2011	528 $	528 $	2,363,177 $	8,155,124 $	10,518,829

Feltl and Company, Inc.

Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 342,149	$ 1,650,443
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	115,868	82,265
Amortization of broker loans receivable	481,482	510,537
Changes in operating assets and liabilities:		
Securities owned, at market	(2,835,400)	804,399
Receivables from brokers, dealers, and others	224,877	(192,626)
Prepaid expenses and other assets	(91,227)	(19,351)
Accrued employee compensation and benefits	(209,950)	77,809
Accounts payable	5,701	(18,727)
Accrued expenses and other liabilities	855,215	677,085
Total adjustments	(1,453,434)	1,921,391
Net cash provided by (used in) operating activities	(1,111,285)	3,571,834
Cash flows from investing activities:		
Purchase of furniture and equipment	(302,048)	(519,932)
Net collection (issuance) of broker loans	(322,161)	85,391
Net cash used in investing activities	(624,209)	(434,541)

Feltl and Company, Inc.

Statements of Cash Flows (Continued)
Years Ended December 31, 2011 and 2010

	2011	2010
Increase (decrease) in cash and cash equivalents: (continued)		
Cash flows from financing activities:		
Distributions	$ (782,221) $	-
Net cash used in financing activities	(782,221)	-
Net change in cash and cash equivalents	(2,517,715)	3,137,293
Cash and cash equivalents at beginning	6,463,363	3,326,070
Cash and cash equivalents at end	$ 3,945,648 $	6,463,363

Supplemental cash flow information:
  Cash paid during the year for:

	2011	2010
Interest	$ - $	2,704

Feltl and Company, Inc.

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies

Principal Business Activity

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $600,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies** (Continued)

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities, certificates of deposit, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues has been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition (Continued)

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statements of income. Commissions for private placements are not included in gross commissions and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. Retained earnings at December 31, 2011, includes approximately $7,436,000 of undistributed income, which has been taxed on the stockholders' personal income tax returns. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for any potential tax liabilities, if applicable.

Income tax returns for the years ended 2010, 2009, and 2008 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2011.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three years to seven years. Leasehold improvements are depreciated on a straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Feltl and Company, Inc.

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies** (Continued)

Broker Loans Receivable

Included in brokers loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally six months to five years, using the straight line method.

Subsequent Events

Subsequent events have been evaluated through February 23, 2012, which is the date the financial statements were available to be issued.

Note 2   **Receivables from Brokers, Dealers, and Others**

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Feltl and Company, Inc.

Notes to Financial Statements

Note 3   Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Note 4   Concentration of Credit Risk

The Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2011 and 2010, the Company exceeded the insured limits by approximately $358,000 and $354,000, respectively.

Feltl and Company, Inc.

Notes to Financial Statements

Note 5   **Fixed Assets**

Fixed assets consist of the following:

	2011	2010
Leasehold improvements	$ 725,040	$ 487,260
Office equipment, furniture, and fixtures	326,237	274,525
Computer equipment and software	172,170	159,614
Total	1,223,447	921,399
Accumulated depreciation	(550,215)	(434,347)
Net fixed assets	$ 673,232	$ 487,052

Note 6   **Leases**

The Company leases office space and various items of equipment under noncancelable operating leases generally ranging from one to seven years with certain renewal options for like terms. The Company incurred total rent expense of $972,800 and $1,140,000 during 2011 and 2010, respectively, related to these leases.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following:

	Operating Leases
2012	$ 595,180
2013	654,251
2014	664,945
2015	447,583
2016	434,708
Thereafter	494,002
Total minimum lease payments	$ 3,290,669

Feltl and Company, Inc.

Notes to Financial Statements

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $148,973 and $113,809 for 2011 and 2010, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2011, the Company had regulatory net capital of $8,825,904, which was $8,575,904 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1.0.

Note 9 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatened actions as of December 31, 2011 will not have a material adverse effect on the business or financial condition or results of operations of the Company. However, subsequent to December 31, 2011, the Company received a request for certain information related to trading activities of the Company. Based on a review of the information request, subsequent response to the regulator, and discussions with the Company's legal counsel, management believes that although it cannot estimate a range of loss or fine related to this inquiry, they anticipate that the resolution of this issue will result in a loss that will be material to the Company's financial position and results of operations.

Feltl and Company, Inc.

Notes to Financial Statements

Note 9   Commitments and Contingencies (Continued)

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held. At December 31, 2011 and 2010, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2011 and 2010, there were no outstanding firm commitments with customers.

Note 10   Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach as specified by generally accepted accounting principles are used to measure fair value.

Feltl and Company, Inc.

Notes to Financial Statements

Note 10   **Fair Value Measurements** (Continued)

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | | Recurring Fair Value Measurements Using | | |
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011				
Securities owned:				
Certificates of deposit	$ 4,833,153	$ -	$ 4,833,153	$ -
Equity securities	181,628	181,628	-	-
Debt securities	1,680,956	-	1,680,956	-
Total securities owned	$ 6,695,737	$ 181,628	$ 6,514,109	$ -

Feltl and Company, Inc.

Notes to Financial Statements

Note 10   Fair Value Measurements (Continued)

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
Securities owned:				
Certificates of deposit	$ 2,867,457	$ -	$ 2,867,457	$ -
Equity securities	277,978	277,978	-	-
Debt securities	714,902	-	714,902	-
Total securities owned	$ 3,860,337	$ 277,978	$ 3,582,359	$ -

Additional Information

Feltl and Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

	2011
Net capital:	
Total stockholders' equity	$ 10,518,829
Deductions and/or charges:	
Nonallowable assets:	
Broker loans receivable	998,872
Receivables from non-customers	12,081
Prepaid expenses and other assets	156,157
Portion of fixed assets, net	369,915
Total nonallowable assets	1,537,025
Net capital before haircuts on securities positions	8,981,804
Haircuts on securities	155,900
Net capital	$ 8,825,904
Aggregate indebtedness:	
Items included in the balance sheet:	
Amount due clearing firm, secured by securities owned	$ 613,487
Portion of accrued expenses and other liabilities	1,477,515
Total aggregate indebtedness	$ 2,091,002
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 139,401
Minimum dollar requirement	250,000
Net capital requirement	$ 250,000
Excess net capital	$ 8,575,904
Ratio: Aggregate indebtedness to net capital	0.24 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2011, Part IIA FOCUS filed in February 2012.

WIPFLi LLP

Independent Auditor's Report on Internal Controls

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Feltl and Company, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 23, 2012
St. Paul, Minnesota

WIPFLi.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Feltl and Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including evaluation of the Company's bank statement, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and Company working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 23, 2012
St. Paul, Minnesota